                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

                                                               Exhibit (a)(5)(F)

----------------------------------------------------X
 LORI McBRIDE,                                      :
                                                    :
                                    Plaintiff,      :
                                                    :
v.                                                  :
                                                    :
REGISTER.COM, INC., MITCHELL I. QUAIN,              :   C.A. No. 20470C-NC
PETER A. FORMAN, DEWAIN K. CROSS,                   :            ---------
TAHER ELGAMAL, Ph.D, RICHARD D. FORMAN,             :
STANLEY MORTEN, JIM ROSENTHAL,                      :
JAMES A. MITAROTONDA, and,                          :
REGINALD VAN LEE                                    :
                                                    :
                                    Defendants.     :
----------------------------------------------------X

                             CLASS ACTION COMPLAINT
                             ----------------------

           Plaintiff, by her attorneys, alleges upon personal knowledge as to her own acts and upon information and belief as to all other matters, as follows:

                                NATURE OF ACTION
                                ----------------

          1. This is a stockholders' class action lawsuit brought on behalf of the public stockholders of Register.com, Inc. ("RCOM" or the "Company") seeking injunctive relief to remedy Defendants' misuse of a self tender offer for the purpose of entrenching certain directors who also are significant shareholders in RCOM, preserving their control over the Company, and rendering other shareholders of the Company powerless to remove them from power.

                                    PARTIES
                                    -------

         2. Plaintiff is and, at all relevant times, has been the owner of shares of RCOM common stock.

         3. RCOM is a corporation duly organized and existing under the laws of the State of

Delaware. The Company maintains its principal executive offices at 575 Eighth
Avenue, New York, New York 10018. RCOM is a provider of global domain name registration and Internet services for business and consumers that wish to have a unique address and branded identity on the Internet, As of May 12, 2003, RCOM had approximately 41.2 million shares of common stock outstanding. RCOM stock trades on the NASDAQ.

         4. Defendant Mitchell I. Quain ("Quain") is the Chairman of the Board
of RCOM.

         5. Defendant Peter A. Forman ("Peter Forman") is a Director and the
President and Chief Executive Officer of RCOM.

         6. Defendant Dewain K. Cross ("Cross") is a Director of RCOM.

         7. Defendant Taher Elgamal, Ph.D ("Elgamal") is a Director of RCOM.

         8. Defendant Richard D. Forman ("Richard Forman") is a Director of
RCOM.

         9. Defendant Stanley Morten ("Morten") is a Director of RCOM.

         10. Defendant Jim Rosenthal ("Rosenthal") is a Director of RCOM.

         11. Defendant James A. Mitarotonda ("Mitarotonda") is a Director of
RCOM.

         12. Defendant Reginald Van Lee ("Van Lee") is a Director of RCOM.

         13. The individuals identified above are collectively referred to throughout this complaint as the "Individual Defendants."

         14. The Individual Defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company's shareholders, which fiduciary relationship, at all times relevant herein, required the Individual Defendants to exercise their best judgment, and to act in a prudent manner and in the best interests of the
Company's shareholders.

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                             CLASS ACTION ALLEGATIONS
                             ------------------------

         15, Plaintiff brings this case on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions as are described more fully below (the "Class").

         16. This action is properly maintainable as a class action.

         17. The Class is so numerous that joinder of all members is impracticable. The Company has thousands of stockholders who are scattered throughout the United States.

         18. There are questions of law and fact common to the Class including,
INTER ALIA, whether:

              (a) The Individual Defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Class; and

              (b) Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

         19. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

         20. The prosecution of separate actions by individual members of the
Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications

                                        3

with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

              21. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

              22. On or about June 10, 2003, RCOM announced in a press release that it determined to distribute $120 million in cash to its stockholders by
September 1, 2003, by means of a dividend, a repurchase of shares or a combination. The Company also announced that these steps were part of an agreement that it reached with the stockholder group led by Barington Companies
Equity Partners, L.P. ("Barington"). Under the terms of that agreement, RCOM agreed to include James A. Mitarotonda of Barington in its Board of Directors'
slate of nominees for election as a director of the Company at its 2003 annual shareholders meeting. In that agreement, the stockholder group agreed not to pursue a proxy contest in connection with the annual meeting that was then scheduled for July 31, 2003.

              23. In the June 10 press release, Quain stated that, "[i]n our discussions with Jim Mitarotonda over the past few months, we learned that the
Company's directors and the group led by Mr. Mitarotonda share similar views of and goals for Register.com. We both believe that a significant cash distribution would be in the best interests of Register.com's stockholders and that there is significant value to be exploited in the Register.com brand. We believe that by working together we will be able to create more value, faster, for all our stockholders." Also in the June 10 press release, Richard Forman stated: "We are looking forward to having Jim

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Mitarotonda join the Board.... He is a value-oriented investor who shares our vision for the Company's prospects."

         24. On July 31, 2003, the Company announced that its Board of Directors approved plans to distribute $120 million in cash by means of a self tender offer, priced at $6.35 per share, including stock and warrants (the "Self
Tender"). The Company announced that it expected to commence the offer on or about August 4, 2003.

         25. Later that day, Carl C. Icahn ("Icahn") approached the Company's investment banker, Credit Suisse First Boston ("CSFB"), to inquire as to whether the Company would be interested in pursuing a sale to him and his affiliates of all of the Company's common stock at a price of $6.40 per share. Although Mr.
Icahn noted that he would require a full due diligence investigation of the
Company before proceeding further, it was not the first time that he had expressed an interest in the Company. Indeed, the Schedule TO discloses that the
Company previously was aware of Mr. Icahn's interest in the Company, as he had earlier expressed preliminary interest in pursuing a similar transaction at a lower price. Discussions with the Company's Board of Directors and management ensued, but, at that time, Mr. Icahn reportedly was not willing to pay more than $6.40 per share.

         26. Mr. Icahn is not the only individual or group interested in acquiring the Company. As disclosed in the Schedule TO filed with the Securities and Exchange Commission ("SEC") on August 4, 2003, the Company has engaged in negotiations with other companies regarding strategic acquisition.

         27. On August 1, 2003, Icahn and his affiliates reported that RCOM rejected their suggestion that they be permitted to conduct due diligence with a view to making a bid above the price of the Company's announced self-tender offer. That same day, in a Schedule 13D filed

                                        5

with the SEC, Icahn and his affiliates reported a 6.98% stake in the Company, which was almost 40% more than the amount he previously told the company he owned. Therein, Icahn and his affiliates confirmed that he and the Company had previously held preliminary discussions regarding a process in which Icahn could eventually seek to acquire the Company. While the discussions were not considered ongoing, Icahn reported, and the Company obviously is aware and mindful of the fact, that he and his affiliates explicitly reserved their right to seek to have further discussions with the Company regarding acquisition.

         28. According to the Schedule TO, President and CEO Peter A. Forman
held 8.0% of the Company's stock before the Self Tender. His brother, director
Richard D. Forman held 11.6%. The Company reported in the Schedule TO that, if the Forman brothers do not tender their shares into the Self Tender (and assuming, INTER ALIA, that the Self Tender is fully subscribed by the Company's public shareholders), they thus will hold 14.7% and 21.1% of the Company respectively. Combined, they will control 35.8% of the Company's outstanding shares, effectively enabling themselves to defeat any challenge for control of the Company.

         29. The defendants, especially in light of Icahn's and others' interest in the Company, are conspicuously ambiguous about their intentions for their shares with respect to the Self Tender. Throughout the Schedule TO it is repeated that they have advised the Company that they may tender some or all of their securities in the Self Tender. "However, they have not committed, nor are they required to do so." If they did, they obviously would be surrendering a significant amount of control over the Company.

         30. On August 5, 2003, RCOM commenced its previously announced self tender offer to purchase $120 million of its shares of common stock and warrants, at a purchase price of $6.35 in cash per share.

                                        6

         31. Defendants' actions are an attempt to entrench their continued
positions within the Company. Defendants are misusing the Self Tender to protect their lucrative interests in the Company. In addition, defendants have created an unfair structure that allows them to control a significant portion of the Company so as to entrench themselves.

         32. Defendants owe fundamental fiduciary obligations to RCOM's stockholders including the duties of good faith, due care and loyalty. Moreover, they are obligated to take reasonable and proportionate steps in response to a reasonably perceived threat to the Company.

         33. Because defendants dominate and control the business and corporate affairs of RCOM and because they are in possession of private corporate information concerning RCOM's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public stockholders of RCOM. This discrepancy makes it grossly and inherently unfair for defendants to entrench themselves at the expense of RCOM's stockholders.

         34. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

         35. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully entrenching themselves in their positions of control and to compel defendants to carry out their fiduciary duties.

         36. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict,

         37. Unless enjoined by the Court, defendants will continue to breach their fiduciary

                                        7

duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty all to the irreparable harm of plaintiff and other members of the Class.

         38. Plaintiff and the Class have no adequate remedy at law.

              WHEREFORE, plaintiff demands judgment as follows:

              (a) Declaring this to be a proper class action and certifying plaintiff as a class representative;

              (b) Ordering the Individual Defendants to fulfill their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                   (i) Act independently so that the interests of the Company's public stockholders will be protected; and

                   (ii) Adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligations to the Company's stockholders or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of RCOM;

              (c) Ordering the Individual Defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

              (d) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts'
fees; and

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              (e) Granting such other and further relief as may be just and proper.

Dated: August 7, 2003                             CHIMICLES & TIKELLIS LLP

                                                  /s/ Brian D. Long
                                                  ------------------------
                                                  Pamela S. Tikellis
                                                  Robert J. Kriner, Jr.
                                                  Brian D. Long
                                                  One Rodney Square
                                                  P.O. Box 1035
                                                  Wilmington, DE 19899
                                                  Tel: (302) 656-2500

OF COUNSEL:

WOLF HALDENSTEIN ADLER FREEMAN
& HERZ LLP
270 Madison Avenue
New York, New York 10016

LAW OFFICES OF BRUCE MURPHY
265 Llywyds Lane
Vero Beach, Florida 32963

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